SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02041298

P.E.
5-31-02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F___✓___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___✓___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Press Release of Registrant dated May 3, 2002 announcing the proposed sale of shares by controlling shareholders of the Registrant;

2. Press Release of Registrant dated May 6, 2002 announcing the Registrant's entry into the Montreal market with the completion of a major portfolio purchase of 3,100 multi-family residential rental units;

3. Press Release of Registrant dated May 9, 2002 announcing the Registrant's first quarter 2002 financial results;

4. Registrant's Annual Information Form dated May 10, 2002;

5. Registrant's Material Change Report dated May 16, 2002 with respect to #2 above;

6. Registrant's financial statements for the quarter ended March 31, 2002;

7. Computershare Trust Company of Canada confirmation of mailing of the Registrant's first quarter financial statements dated May 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

June 10, 2002

By: ______________________

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer

c1628
r f BC-Boardwalk-Share-Sale 05-03 0538
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Controlling Shareholders of Boardwalk Equities Inc. Propose Share Sale

CALGARY, May 3 /CNW/ - Sam and Van Kolias, the controlling shareholders of Boardwalk Equities Inc., personally and through their interest in Boardwalk Properties Company Limited and other entities owned or controlled by them, announced today their intention to sell up to 350,000 common shares of Boardwalk Equities Inc. from their combined holdings. The controlling shareholders currently own or have control or direction over a total of 16,400,000 common shares of Boardwalk Equities Inc., representing approximately 33.09% of the outstanding common shares.

The share sale is being undertaken to provide the controlling shareholders with a source of funds to provide funding for their charitable causes, pay down existing indebtedness and diversify their investment portfolios. The decision to engage in this sale of shares does not reflect any change in the controlling shareholder's intention to maintain their significant equity stake in Boardwalk Equities Inc. Rather, the share sale reflects the fact that over the past eight years Sam and Van Kolias have taken no wage or salary compensation from Boardwalk Equities Inc. in their capacities as officers of the Corporation. Furthermore, Messrs. Sam and Van Kolias intend to make similar dispositions in the future to continue to fund various charitable endeavours, pay down indebtedness and diversify their investment portfolios.

The controlling shareholders have appointed Scotia McLeod Inc. to execute the share sale through the facilities of the Toronto Stock Exchange. The share sale will commence on or after May 10, 2002, and in accordance with applicable securities regulations, and will be executed on an orderly basis so as to avoid adversely impacting the market for the common shares of Boardwalk Equities Inc. Notice of the controlling shareholders' intention to sell has been filed with the applicable securities commissions and stock exchanges.

The share sale is being undertaken concurrent with the release of certain information about Boardwalk Equities Inc. for the first quarter of 2002 (ended March 30), as required by applicable securities laws, as well as the policies and rules of the Toronto and New York Stock Exchanges. In connection therewith, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the Common Shares being offered for sale in the share sale program will be sold until such information is released to the public and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges, and have instructed Scotia McLeod Inc. not to sell any of the Common Shares offered in the share sale program until such information is released and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges.

Boardwalk Equities Inc. is a customer-oriented, technologically advanced real estate company specializing in the acquisition and management of multi-family residential projects throughout Canada. Boardwalk owns over 29,000 suites representing 21.0 million net rentable square feet.

The Toronto Stock has neither approved nor disapproved the information contained herein.

%SEDAR: 00004201E

-0- 05/03/2002

/For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, Mike Hough, Executive Vice-President, Roberto Geremia, Vice President and CFO or Paul Moon, Investor Relations, (403) 531-9255, www.bwalk.com/
(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta

IN: RLT
SU:

-30-

CNW 14:16e 03-MAY-02

c1798
r f BC-Boardwalk-Montreal 05-06 1122
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Boardwalk Enters Montreal Market With Completion Of Major Portfolio Purchase

Acquisition Expected To Enhance FFO Per Share By In Excess of $0.14 on an Annualized Basis

CALGARY, May 6 /CNW/ - Boardwalk Equities Inc. ("BEI" - TSE, NYSE) is pleased to announce that it has closed on the purchase of 3,100 multi-family rental units located on Nuns' Island, which is located immediately south of Montreal's downtown core. The effective closing date of the purchase was May 1, 2002. The properties will be managed by Structures Metropolitaines, a wholly-owned subsidiary of Boardwalk.

Sam Kolias, President and CEO of Boardwalk stated "We are absolutely delighted to enter the Montreal market with such a high-quality portfolio located in such a tremendous area, Nuns' Island, which is literally minutes away from Montreal's downtown core. Nuns' Island is noted for its natural setting and amenities, including parks and bike trails, and is an extremely popular location for people attracted to the lifestyle aspects of living on the island, yet still being in very close proximity to the downtown."

The acquisition cost of $180.2 million, including property transfer charges, was funded by a combination of cash on hand and available acquisition facilities together with the assumption of $109.6 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%. The purchase price equates to approximately $58,000 per unit and under $59 per net rentable square foot. The existing first mortgage financing on the properties totals $70.4 million with a term to maturity of 5.7 years and an interest rate of 10.25%. The existing second mortgage financing totals $39.2 million with a term to maturity of 5.7 years and an interest rate of 7.64%. The going-in unlevered return on the acquisition is projected at 10.8%. The Company is currently reviewing various alternatives with respect to refinancing the existing debt on the project.

The portfolio consists of a total of 59 apartment buildings and 260 townhouse units, all clustered within an 80-acre land parcel on Nuns' Island. The portfolio includes high-rise, mid-rise and townhouse style rental buildings, with a total of 3.1 million rentable square feet, with an average unit size of approximately 1,000 square feet. Three of the high-rise buildings in the portfolio were designed by the noted architect Ludwig Mies van der Rohe, who also designed the TD Centre in Toronto and the Seagram Building in New York City.

The acquisition of the properties was by way of an existing ground lease which expires in November 2064. There is a rent revision clause which commences on December 1, 2008 and is phased in on a property-by-property basis through to 2015, and is based on 75% of the land value in its current use. After that revision, the land rent will remain constant thereafter through to 2064. There are no participation clauses in the ground lease.

"We had been investigating the Montreal market for the right opportunity over the past several years, and are very pleased to have been able to negotiate the purchase of such a prime portfolio. Montreal is the largest rental market in the country, with over 460,000 rental units, and the city has experienced a significant decline in its vacancy rate over the past few years. The vacancy rate in the city has fallen to 0.6%, which is the second lowest in the country", stated John Dill, Vice President, Eastern Acquisitions for Boardwalk.

Kevin Screpnechuk, Boardwalk's Senior Vice President, Rental Operations, is pleased to announce the appointment of Robert Sulla as General Manager of Structures Metropolitaines. Mr. Sulla has over 20 years experience in the Montreal area and will oversee the operations of Structures Metropolitaines and the portfolio. Mr. Sulla stated, "We are committed to continuing the tradition of providing the residents of the Nuns' Island properties with a high level of customer service. We are retaining the existing strong on-site management and associate team of over sixty people that is currently in place and we look forward to working with them going forward."

The Company anticipates that based on the existing financing in place on the properties, the acquisition would add in excess of $0.14 to FFO per share on an annualized basis. The Company will provide more detail with respect to overall guidance for the current year results upon release of its first quarter results, which is scheduled for May 9, 2002.

"This is our initial entry into the Montreal market and we look forward to increasing our presence in the market over time as part of our strategy of continuing to broaden and diversify our operations into a truly national platform", stated Sam Kolias.

As a result of the acquisition, Boardwalk's portfolio has increased by 12% to 29,049 units from 25,949 units.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with over 29,000 units totaling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of $1.9 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

%SEDAR: 00004201E

-0- 05/06/2002

/For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, (403) 531-9255; Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849; Bill Chidley, Senior Vice President, Corporate Development (403) 531-9255; John Dill, Vice President, Eastern Acquisitions, (416) 364-0849, or; Paul Moon, Director of Corporate Communications, (403) 531-9255; Optimum Public Relations, Michel Lemay, Vice-President, Corporate and Financial Communications, (514) 282-4725/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: TNM

-30-

CNW 08:00e 06-MAY-02

c3571
r f BC-Boardwalk-Q1-results 05-09 2466
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Boardwalk Reports 31.8% Increase in First Quarter 2002 FFO Per Share From Rental Operations

Company Increases FFO Guidance For The Year Due To Strong First Quarter Results and Impact of Recent Montreal Acquisition

CALGARY, May 9 /CNW/ - Boardwalk Equities Inc. ("BEI" - TSE, NYSE) is pleased to report strong financial results for the first quarter of 2002, which exceeded consensus estimates. For the first quarter ended March 31, 2002, the Company reported Total Revenues of $54.8 million and Funds From Operations ("FFO"), a key performance measurement for real estate companies, of $14.3 million. FFO per share for the first quarter was $0.29.

Highlights of the Company's first quarter 2002 financial results include:

- Rental revenues of $54.8 million, an increase of 9.6% compared to $50.0 million for the three-month period ended March 31, 2001.
- Net operating income of $36.6 million, representing a 13.2% increase from $32.4 million in the same period last year.
- Funds From Operations (FFO) of $14.3 million, a decline of 23.0% compared to $18.5 million for the three-month period ended March 31, 2001. FFO excluding gains of $14.3 million, an increase of 29.2% compared to $11.0 million for the three-month period ended March 31, 2001.
- FFO per share of $0.29 on a diluted basis, compared to $0.37 for the three-month period ended March 31, 2001. FFO per share from rental operations, which excludes gains, was $0.29 on a diluted basis, up 31.8% compared to $0.22 for the three-month period ended March 31, 2001.

Commenting on the Company's first quarter results, Sam Kolias, President and C.E.O., said "We are pleased to report strong results from our rental operations. The fundamentals for the multi-family rental sector in Canada remain attractive with very limited new supply and record low vacancy rates. Boardwalk is concentrated in markets that continue to have very strong economic indicators. We believe these factors, combined with our recently announced portfolio acquisition in Montreal, will enable us to generate strong internal and external growth in the current year."

The average vacancy rate across the Company's portfolio for the first quarter of 2002 was 4.8% down slightly from 4.9% in the first quarter of last year. The average monthly rent realized in the first quarter of 2002 was $696 per unit, up $46, or 7.1%, from $650 per unit for the same period last year. Management estimates that market rents for its properties at the end of March, 2002 averaged $751 per unit per month which compares to an average in-place rent per occupied unit of $731.

The Company's FFO per share of $0.29 in the first quarter of 2002 exceeded analyst expectations which ranged from $0.19 to $0.25. Contributing to the financial results in the first quarter was a one-time gas utility rebate of $3.2 million, the majority of which related to the Company's Northern Alberta assets. This served to offset the impact of an above-market gas supply contract which was in place during the first quarter and which expired on April 30, 2002. Subsequent to the end of the first quarter, the Company mitigated some of the risk of future utility price increases by entering into several financial and physical supply contracts with a natural gas retailer. The contracts in place are designed to fix pricing on 75% of Boardwalk's forecasted Alberta gas consumption. The two physical contracts commence on January 1, 2003 with each representing 37.5% of the Company's forecasted gas requirements in Alberta and expire on September 30, 2003 and

September 30, 2004, respectively. The three financial contracts are for the periods of October 2002, November 2002 and December 2002.

Same-Property Results

Boardwalk continued to show strong performance in its stabilized properties (defined as properties owned for over 24 months). The "same-property" results for the Company's stabilized portfolio for the three month period ended March 31, 2002 showed NOI growth of 8.04% versus the same period last year. A total of 24,216 units were classified as stabilized for the first quarter, representing 93% of Boardwalk's total portfolio as at March 31, 2002.

<<

Same-Property Results - Stabilized Portfolio
Three Months Ended March 31, 2002 vs. Three Months Ended March 31, 2001

	NOI	% of Stabilized NOI
Edmonton	+12.2%	45%
Calgary	-2.3%	25%
Other Alberta	- 3.8%	7%
Ontario	+29.1%	11%
Saskatchewan	+7.8%	13%
Total Stabilized	+8.04%	100%

>>

Acquisition and Disposition Activity

The first quarter 2002 results do not include any operating profits from dispositions, compared to operating profits of $7.5 million generated on sales of $18.0 million in the three months ended March 31, 2001. Subsequent to the end of the first quarter, the Company closed on the sale of a total of 121-units and estimates that it will record an operating profit on the sale of approximately $1.0 million in the second quarter.

The Company completed the previously announced acquisition of one 60-unit property in London, Ontario in the first quarter at a cost of $2.8 million. Subsequent to March 31, 2002, the Company closed on the acquisition of a 3,100-unit portfolio located on Nuns' Island, immediately south of downtown Montreal, Quebec, at a cost of $180.2 million, including property transfer costs. The acquisition represented Boardwalk's initial entry into the Montreal market and the transaction closed effective May 1, 2002.

Continued Balance Sheet Strength

The Company maintained its strong financial position in the quarter. Boardwalk's total mortgage debt was $1.14 billion as at March 31, 2002, up marginally from $1.11 billion at December 31, 2001. As of March 31, 2002, the Company's long-term debt had an average maturity of 5.2 years and a weighted average interest rate of 6.04%. As of March 31, 2002, the Company's debt-to-total-market-capitalization ratio was 62.7% and the interest coverage ratio for the three month period ended March 31, 2002 was 1.86 times. Under the Company's normal course issuer bid, Boardwalk bought back a total of

88,100 shares in the first quarter of 2002 at an average price of $11.86.

New Board Director Announcement

Boardwalk is pleased to announce that Al W. Mawani was elected to the Board of Directors of the Company at its annual meeting held on April 30, 2002. Mr. Mawani is Vice-President of IPS Industrial Promotion Services Ltd., an investment and venture capital company that is part of the Aga Khan Fund for Economic Development (AKFED). AKFED is an international development agency that promotes entrepreneurship in the private sector in specific regions of the developing world. From 1979 to 2001, Mr. Mawani worked at Oxford Properties Group Inc. in various senior management positions, including Executive Vice-President for Business Development and Chief Financial Officer. Mr. Mawani is a Chartered Accountant and has an MBA from the University of Toronto. Mr. Mawani also serves on the Board of Trustees of IPC US Income Commercial Real Estate Investment Trust. Sam Kolias stated "We are delighted that someone of Al's caliber and reputation has agreed to serve on our Board and look forward to his contribution and insights."

Outlook and Earnings Guidance

Commenting on the outlook for the Company, Sam Kolias, said "Boardwalk remains well positioned to show a strong improvement in results in the current year, driven by both internal and external growth. We continue to demonstrate strong same-property performance with our core markets continuing to be very robust. Our recently completed acquisition of the 3,100-unit portfolio on Nuns' Island just south of the downtown core in Montreal will also make a strong contribution to improved results."

Rob Geremia, Senior Vice President and CFO, stated "As we previously disclosed, the recently announced portfolio acquisition in Montreal is expected to have a material impact on our FFO per share. Taking this acquisition into account, and also taking into consideration the strong first quarter results, we are increasing our guidance for 2002 for FFO per share, excluding gains, to between $1.20 and $1.23, which is up from our previous guidance of $1.06 to $1.09. At the current time, we are anticipating approximately a further two cents FFO contribution from property sales and so would anticipate that total FFO for the year will be between $1.22 and $1.25.

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company's activities during the quarter. The First Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on First Quarter, 2002 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company's first quarter 2002 results this morning at 11:15am EST. Senior management will speak to the first quarter's financial results and discuss the Company's recent portfolio purchase in Montreal. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: For participation and registration for the conference call please RSVP to Investor Relations at 403-531-9255 or by email to investor(at)bwalk.com.

Teleconference Dial-In Numbers: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020509/

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on May 16th, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 185543 followed by the pound key. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call until May 16th, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of $1.9 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

<<

Consolidated Balance Sheets
(Cdn.$ Thousands)
As At

	March 31, 2002	December 31, 2001
	(Unaudited)	(Audited)
Assets		
Revenue producing properties	$ 1,382,727	$ 1,381,541
Properties held for resale	6,763	6,630
Mortgages and accounts receivable	15,228	22,325
Other assets	15,152	14,423
Deferred financing costs	34,484	32,957
Technology	5,599	5,743
Cash and short term investments	55,750	25,672
	$ 1,515,703	$ 1,489,291

Liabilities

Mortgages payable	$ 1,137,385	$ 1,108,406
Accounts payable and accrued liabilities	16,094	19,525
Refundable security deposits and other	10,610	10,418
Capital lease obligations	6,905	7,203
Future income taxes	60,200	58,755
	$ 1,231,194	$ 1,204,307

Shareholders' Equity

Share capital	$ 258,853	258,202
Retained earnings	25,656	26,782
	284,509	284,984
	$ 1,515,703	$ 1,489,291

Consolidated Statements of Earnings
(Cdn. $ Thousands, except per share amounts)

	3 Months March 31, 2002	3 Months March 31, 2001
Revenue		
Rental income	$ 54,762	$ 49,970
Sales - properties held for resale	-	18,009
	$ 54,762	$ 67,979
Expenses		
Revenue producing properties:		
Operating expenses	5,869	5,967
Utilities	10,296	10,092
Utility rebate	(3,236)	(3,265)
Property taxes	5,206	4,810
Cost of sales - properties held for resale	-	10,525
Administration	4,389	3,883
Financing costs	17,316	16,687
Amortization	10,906	12,454
	$ 50,746	$ 61,153
Operating earnings before income taxes	$ 4,016	6,826
Large corporations taxes	661	754
Income taxes	1,421	1,194
Net earnings for the period	$ 1,934	$ 4,878

Net earnings per share

- Basic	$ 0.04	$ 0.10
- Diluted	$ 0.04	$ 0.10

Consolidated Statement of Retained Earnings - As at
(Thousands of dollars, except per share amounts)

	3 months ended March 2002 (unaudited)	3 months ended March 2001 (unaudited)
Retained earnings, beginning of period	$ 26,782	$ 47,788
Net earnings (loss)	$ 1,934	$ 4,878
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(583)	(2)
Retained earnings, end of period	$ 25,656	$ 50,168

Consolidated Statements of Cash Flows
(Cdn. $ Thousands)

	3 Months ended March 31, 2002	3 Months ended December 31, 2001
Cash obtained from (applied to):		
Operating activities		
Net earnings	$ 1,934	$ 4,878
Income taxes	1,421	1,194
Amortization	10,906	12,454
Funds from operations	14,261	18,526
Net change in operating working capital	3,112	(6,815)
Net change in properties held for resale	(133)	9,694
Total operating cash flows	$ 17,240	$ 21,405
Financing activities		
Issue of common shares for cash (net of issue costs)	$ 1,112	$ 39
Stock repurchase program	(1,045)	(5)
Dividends paid	(2,477)	(2,496)
Financing of revenue producing properties	85,181	32,638
Repayment of debt on revenue producing properties	(58,202)	(24,754)
Deferred financing costs	(1,815)	(1,063)
	$ 22,754	$ 4,359

Investing activities		
Purchases of revenue producing properties	$ (2,826)	$ (6,738)
Project improvements to revenue producing properties	(6,536)	(15,763)
Technology	(554)	(5,533)
	$ (9,916)	$ (28,034)
Increase (Decrease) in cash and cash equivalents balance during period	$ 30,078	$ (2,270)
Cash and cash equivalents, beginning of period	$ 25,672	$ 21,055
Cash and cash equivalents, end of period	$ 55,750	$ 18,785
Funds from operations per share		
- Basic	$ 0.29	$ 0.37
- Diluted	$ 0.29	$ 0.37
Taxes paid	$ 753	$ 609
Interest paid	$ 16,797	$ 16,393

>>
%SEDAR: 00004201E

-0- 05/09/2002

/For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, (403) 531-9255; Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849; Paul Moon, Director of Corporate Communications, (403) 531-9255/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: ERN

-30-

CNW 08:00e 09-MAY-02

BOARDWALK EQUITIES INC.

ANNUAL INFORMATION FORM

May 10, 2002

BOARDWALK EQUITIES INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

BOARDWALK EQUITIES INC.

ANNUAL INFORMATION FORM

General Review

In this Annual Information Form ("AIF"), unless the context indicates otherwise, a reference to "Boardwalk" or the "Corporation" means Boardwalk Equities Inc. Boardwalk was incorporated under the Business Corporations Act (Alberta) on July 14, 1993.

The Corporation's principal office is located at Suite 200, 1501 First Street S.W., Calgary, Alberta, T2R 0W1. Its registered office is located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

On August 15, 1994, the Corporation filed Articles of Amendment to effect a two for one common share split. Effective December 1, 1997, the Corporation paid a stock dividend of one common share for each common share held.

All financial information derived therefrom presented in this Annual Information Form and in the documents incorporated by reference thereto have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

Additional Information

Management's Discussion and Analysis

Reference is made to the Management Discussion and Analysis found on pages 43 to 59 of the December 2001 Annual Report of the Corporation, which information is incorporated herein by reference.

Selected Consolidated Financial Information

Reference is made to the consolidated Financial Statements and Auditors' Report to the shareholders of the Corporation found on pages 60 to 79 of the December 2001 Annual Report of Boardwalk, which information is incorporated herein by reference.

Additional Information

The Corporation will provide at no charge one copy of this Annual Information Form, together with one copy of any document incorporated herein by reference, one copy of the consolidated Financial Statements and Auditors' Report, one copy of any interim financial statements subsequent to the consolidated Financial Statements and Auditors' Report and one copy of the Management Information and Proxy Circular, upon request to the Secretary of the Corporation.

When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, copies of the documents described in the foregoing paragraph and any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus may also be obtained at no charge from the Secretary of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Boardwalk's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information and Proxy Circular of Boardwalk dated March 25, 2002. Additional financial information is provided in the consolidated financial statements of the Corporation and accompanying Auditors' Report.

Management of Boardwalk

The name, municipality of residence and principal occupation of each of the directors and senior officers of Boardwalk, as of May 10, 2002, are as set forth in the table below. The directors and senior officers of Boardwalk as a group beneficially own, directly or indirectly, or exercise control or direction over, 17,182,380 Common Shares representing approximately 34.73% of the outstanding Common Shares as of May 10, 2002:

Name, Position and Municipality of Residence	Principal Occupation and Business Experience	Director Since
Sam Kolias Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of Boardwalk since July, 1993.	Incorporation
Roberto A. Geremia Calgary, Alberta Senior Vice President and Chief Financial Officer	Senior Vice President Finance and Chief Financial Officer of Boardwalk since June, 1995. Prior thereto, Controller of Boardwalk Properties Company Limited ("BPCL") since June 1993.	n/a
William Chidley Calgary, Alberta Senior Vice President, Corporate Development	Senior Vice President of Corporate Development, Boardwalk since October, 1996. Prior thereto, and since 1994, a real estate consultant providing advice on acquisitions and dispositions.	n/a
Kevin P. Screpnechuk Calgary, Alberta Senior Vice President, Rental Operations and Director	Senior Vice President, Rental Operations of Boardwalk since June, 1994.	July 21, 1993
Jon E. Love Toronto, Ontario Director	Former Director, President and CEO of Oxford Properties Group Inc.	February 19, 2002
Al W. Mawani (1) *Thornhill, Ontario* Director	Vice-President of IPS Industrial Promotion Services Ltd. Prior *thereto, Executive Vice President, Business Development and* Chief Financial Officer at Oxford Properties Group Inc.	April 30, 2002
Stuart M. Olley Calgary, Alberta Corporate Secretary	Barrister and Solicitor with the firm Stikeman Elliott in Calgary, Alberta, since January, 1997. Prior thereto, from 1993, a Barrister and Solicitor with the firm Code Hunter Wittmann in Calgary, Alberta.	n/a
Van Kolias Calgary, Alberta Senior Vice President, Quality Control Assistant Corporate Secretary and Director	Senior Vice President and Assistant Corporate Secretary of Boardwalk since June, 1995. Prior thereto, Vice President, BPCL.	Incorporation
Paul J. Hill(1) Regina, Saskatchewan Chairman of the Board, Director	President, Harvard Development Inc., a Hill Company	October 6, 1994

Name, Position and Municipality of Residence	Principal Occupation and Business Experience	Director Since
Ernest Kapitza(1)(2)(3) Calgary, Alberta Director	Consultant. Prior thereto, Vice President, TD Bank since 1983 (most recent office held was Vice President, Regional Manager, Commercial Services, Calgary)	March 1, 2001
David V. Richards(1)(2) Calgary, Alberta Director	Managing Director, Network Capital Inc., a private investment company since May, 1997. Prior thereto, and since September, 1993, a Partner at Arthur Andersen.	June 22, 1995
Michael D. Young(2)(3) Dallas, Texas Director	Managing Director, CIBC World Markets, since June, 1994.	September 18, 1997
Shaun Renneberg Calgary, Alberta Vice President, Capital Projects	Vice President, Capital Projects since March 1, 1999. Prior thereto, Manager Capital Projects Boardwalk Equities Inc. since June, 1995. Prior thereto, Manager Capital Projects for BPCL from July 1991.	n/a
Greg H. Rowland Calgary, Alberta Vice President, Financial Reporting	Vice President, Financial Reporting since May, 1999. Prior thereto Corporate Controller of Boardwalk since October, 1997. Prior thereto, Vice President, Finance of Ellesmere Britannia Ltd. ("EBL") from April 1996 and prior thereto Corporate Controller of EBL since July, 1993.	n/a
Mike Hough Burlington, Ontario Senior Vice President	Senior Vice President, Boardwalk since February of 2001. Prior thereto, Vice President and Director at TD Securities Inc. from April of 1999 and prior to that Investment Analyst at HSBC Securities Inc.	n/a
John E. Dill Toronto, Ontario Vice President, Eastern Acquisitions	Vice President, Eastern Acquisitions of Boardwalk since March, 1999. Prior thereto, President of Caltor Properties Limited, a private real estate investment and development company.	n/a
Michael Guyette Vice-President	Vice-President, Technology of Boardwalk since October 2000. Prior thereto, and since 1989, Michael held a number of positions in the communications industry including Director – Channel Marketing at Imagic TV Inc., Manager, Partner Solutions Marketing at Nortel Networks, and Major Account Manager at New Brunswick Telephone Limited.	n/a

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

Each director of the Corporation was elected to hold office until the next annual meeting or until his successor is elected or appointed.

Selected Financial Information

Annual Comparative

Description	December 31, 2001 (12 Months)	December 31, 2000 (7 Months)	May 31, 2000 (12 Months)	May 31, 1999 (12 Months)	May 31, 1998 [2] (12 Months)	May 31, 1997 [2] (12 Months)	May 31, 1996 [2] (12 Months)
Revenue ($000's)	227,269	147,082	217,971	186,000	108,200	51,100	32,800
Funds From Operations ($000's)(1)	57,941	34,314	54,593	49,816	24,849	8,488	4,131
Net (loss) Earnings ($000's)	(12,802)	15,565	10,445	14,485	7,987	2,304	1,098
Funds From Operations Per Share - Basic - Diluted	 1.16 1.15	 0.70 0.69	 1.09 1.09	 1.08 1.07	 0.63 0.63	 0.30 0.30	 0.16 0.16
Net Earnings Per Share - Basic - Diluted	 (0.26) (0.26)	 0.32 0.31	 0.21 0.21	 0.31 0.31	 0.20 0.20	 0.08 0.08	 0.05 0.05
Number of Apartment Units	25,889	24,856	25,070	22,467	19,507	8,810	2,383
Rentable Square Feet	21,590,000	20,721,000	20,762,000	18,810,000	16,500,000	7,590,000	1,871,000
Mortgage Payable ($000's)	1,108,406	1,034,444	1,009,526	867,757	645,652	310,342	94,651
Total Assets ($000's)	1,489,291	1,443,834	1,398,028	1,200,800	929,886	432,463	114,221

Quarterly Comparative

Description	December 31, 2001 3 months	September 30, 2001 3 months	June 30, 2001 3 months	March 31, 2001 3 months
Revenue ($000)	57,221	51,722	50,347	67,979
Net (loss) Earnings ($000)	(3,294)	(17,279)	2,894	4,877
Funds From Operations ($000)[1]	12,012	14,893	12,511	18,525
Net (loss) Earnings Per Share - Basic - Diluted	 (0.08) (0.08)	 (0.34) (0.34)	 0.06 0.06	 0.10 0.10
Funds From Operations Per Share - Basic - Diluted	 0.24 0.23	 0.30 0.30	 0.25 0.25	 0.37 0.37

Description	December 31, 2000 1 month	November 30, 2000 3 months	August 31, 2000 3 months
Revenue ($000)	16,502	83,916	46,664
Net (loss) Earnings ($000)	8,075	8,640	(1,150)
Funds From Operations ($000)[1]	1,340	23,251	9,723
Net Earnings (loss) Per Share - Basic - Diluted	 0.17 0.16	 0.17 0.17	 (.02) (.02)
Funds From Operations Per Share - Basic - Diluted	 0.03 0.03	 0.47 0.47	 .20 .19

Description	May 31, 2000 (3 months)	Feb. 28, 2000 (3 months)	Nov. 30, 1999 (3 months)	Aug. 31, 1999 (3 months)
Revenue ($000)	65,954	48,128	52,523	51,366
Net Earnings ($000)	497	3,803	968	5,177
Funds From Operations ($000)(1)	13,131	9,703	11,971	18,788
Net Earnings Per Share				
- Basic	0.01	0.08	0.02	0.11
- Diluted	0.01	0.08	0.02	0.11
Funds From Operations				
- Basic	0.27	0.19	0.24	0.39
- Diluted	0.27	0.19	0.24	0.39

Description	May 31, 1999 (3 months)	Feb. 28, 1999 (3 months)	Nov. 30, 1998 (3 months)	Aug. 31, 1998 (3 months)
Revenue ($000)	52,326	36,759	51,190	45,697
Net Earnings ($000)	3,541	1,762	3,169	6,013
Funds From Operations ($000 Boardwalk's)(1)	14,371	10,216	10,436	14,793
Net Earnings Per Share				
- Basic	0.08	0.04	0.07	0.12
- Diluted	0.08	0.04	0.07	0.12
Funds From Operations Per Share				
- Basic	0.31	0.22	0.23	0.32
- Diluted	0.31	0.22	0.22	0.32

Note:

(1) Prior to changes in non-cash working capital.

(2) Amounts reported have not been adjusted to reflect the change in accounting for future income taxes, adoption of 'treasury method' for fully diluted share computation (previous method was 'imputed earnings') and adoption of Funds From Operations.

Overview

Boardwalk is a customer oriented, technologically advanced real estate company specializing in the acquisition, refurbishment, management and ownership of multi-family residential housing in Alberta, Saskatchewan and Ontario. As of December 31, 2001, the Corporation owned a total of 25,889 residential units. Boardwalk currently has in excess of 900 active employees. Boardwalk's apartment units are located in various cities across Canada, including Calgary, Edmonton, Red Deer, Regina, Saskatoon, Windsor, and London.

Boardwalk focuses on multi-family residential properties, targeting those properties that have been poorly managed and, as a result, have higher than average vacancy rates but which maintain good fundamentals such as proximity to schools, shopping centres and public services. Because of vacancy rates and conditions of such projects, they can often be acquired at a discount to potential market value. Due to Boardwalk's size and relationship with various commercial lenders and Canada Mortgage and Housing Corporation ("CMHC"), financing for such acquisitions can often be negotiated on favourable terms.

Boardwalk's common shares are traded on The Toronto Stock Exchange and New York Stock Exchange under the symbol "BEI". Boardwalk is also a member of The Toronto Stock Exchange Composite 300 Index.

The Corporation is structured as a real estate operating company, not as a real estate investment trust ("REIT"). It does not currently pay a significant dividend on its Common Shares and retains a vast majority of its capital for future growth. The Corporation also has greater flexibility than REITs to sell assets and pursue growth oriented real estate opportunities. However, similar to REITs, the Corporation is not in a current tax position with respect to Canadian federal income taxes due to the availability of a significant amount of depreciable assets as well as tax loss carry forwards.

Share Buy Back Programs

In March 2000, Boardwalk was granted approval by The Toronto Stock Exchange ("TSE") to proceed with a normal course issuer bid. In March, 2001, the Corporation was granted a renewal of such normal course issuer bid by the TSE. On December 31, 2001, Boardwalk completed its purchases under this bid for the year with a total of 879,600 common shares purchased for $10.3 million, or an average cost of $11.71 per share.

Given their current market price, the Corporation believes that continuing to buy back its common shares is an attractive application of capital and may seek TSE approval to renew its normal course issuer bid to acquire up to 5% of its total issued and outstanding common shares or up to 10% of its issued and outstanding shares held by persons who are not directors, officers or other insiders of the Corporation, whichever number is greater.

Forward Looking Statements

When used in this Annual Information Form, the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied, including: competition within each of Boardwalk's business segments, the effective international, national and regional economic conditions and the availability of capital to fund further investments in Boardwalk's business. Given these uncertainties, readers are cautioned not to place undue reliance on these statements. Boardwalk also undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

Business and Properties of Boardwalk

The following tables detail the city and property summaries of Boardwalk's residential portfolio at December 31, 2001. Attention should be drawn to the fact that the Corporation has, or will have, an undivided interest in all of the noted properties.

By City

Core cities	Number of Units	% of Units	Net Rentable Square Footage	% of Square Footage	Average Unit Size
Calgary, AB	4,647	17.9%	3,774,685	17%	812
Edmonton, AB	10,679	41.2%	9,251,774	43%	866
Regina, SK	2,620	10.1%	2,105,191	10%	804
Saskatoon, SK	2,024	7.8%	1,724,358	8%	852
London, ON	2,196	8.7%	1,809,296	9%	824
Windsor, ON	1,551	6.0%	1,170,129	5%	754
other-AB	1,843	7.1%	1,491,621	7%	809
other-ON	329	1.3%	263,020	1%	799
Total	25,889	100%	21,590,074	100%	834

Boardwalk Portfolio

City/Province	Property Name	Building Type	Number of Units	Net Rentable Square Footage	Average Unit Size
Calgary, AB					
	Boardwalk Heights	Highrise	202	160,894	797
	Boardwalk Plaza	Highrise	115	80,424	699
	Brentview Towers	Highrise	239	151,440	634
	Cedar Court Gardens	Townhouse	65	58,560	901
	Centre Point West	Highrise	123	110,611	899
	Century Towers	Highrise	90	73,411	816
	Chateau Apartments	Highrise	144	110,545	768
	Elbow Towers	Highrise	158	108,280	685
	Flintridge Place	Highrise	68	55,023	809
	Glamis Green	Townhouse	156	173,881	1,115
	Glamorgan Manor	Garden	86	63,510	738
	Heritage Gardens	Highrise	91	64,250	706
	Hillside Estates	Garden	76	58,900	775
	Lakeside Estates	Garden	89	77,732	873
	Leighton House	Highrise	38	27,352	720
	Lynnridge Village	Townhouse	160	151,080	944
	McKinnon Court	Garden	48	36,540	761
	McKinnon Manor	Garden	60	43,740	729
	Northwest Pointe	Garden	150	102,750	685
	Oakhill	Townhouse	240	236,040	984
	O'Neil Towers	Highrise	187	131,281	702
	Patrician Village	Garden	392	295,600	754
	Pineridge Apartments	Garden	76	52,275	688
	Prominence Place	Garden	75	55,920	746
	Radisson I	Townhouse	124	108,269	873
	Radisson II	Townhouse	124	108,015	871
	Radisson III	Townhouse	118	124,379	1,054
	Royal Park Plaza	Highrise	86	66,137	769
	Russet Court	Townhouse	206	213,264	1,035
	Skygate Tower	Highrise	142	113,350	798
	Spruce Ridge Estates	Garden	284	196,464	692
	Travois Apartments	Garden	89	61,350	689
	Vista Gardens	Garden	100	121,040	1,210
	Westwinds Village	Garden	180	137,815	766
	Willow Park Gardens	Garden	66	44,563	675
			4,647	3,774,685	812

City/Province	Property Name	Building Type	Number of Units	Net Rentable Square Footage	Average Unit Size
Edmonton, AB					
	Alexander Plaza	Garden	252	203,740	808
	Aspen Court	Garden	80	68,680	859
	Boardwalk Arms A & B	Garden	78	64,340	825
	Boardwalk Centre	Highrise	597	471,871	790
	Boardwalk Village I, II & III	Townhouse	255	258,150	1,012
	Breton Manor	Garden	66	57,760	875
	Briarwynd Court	Townhouse	172	144,896	842
	Brookside Terrace	Garden	131	196,779	1,502
	Cambrian Place	Garden	105	105,008	1,000
	Camelot	Garden	64	54,625	854
	Capital View Towers	Highrise	115	71,281	620
	Carmen	Garden	64	54,625	854
	Castle Court	Garden	89	93,950	1,056
	Castleridge Estates	Townhouse	108	124,524	1,153
	Cedarville	Garden	144	122,120	848
	Christopher Arms	Garden	45	29,900	664
	Corian Apartments	Garden	153	167,400	1,094
	Deville Apartments	Highrise	66	47,700	723
	Ermineskin Place	Highrise	226	181,788	804
	Fairmont Village	Garden	424	362,184	854
	Fontana	Highrise	62	40,820	658
	Fort Garry House	Highrise	93	70,950	763
	Galbraith House	Highrise	163	110,400	677
	Garden Oaks	Garden	57	47,250	829
	Granville	Townhouse	48	53,376	1,112
	Greentree Village	Garden	192	156,000	813
	Habitat Village	Townhouse	151	129,256	856
	Imperial Tower	Highrise	138	112,050	812
	Kew Place	Townhouse	108	105,776	979
	Lansdowne Park	Highrise	62	48,473	782
	Leawood	Garden	142	129,375	911
	Lord Byron I, II & III	Highrise	158	133,994	848
	Lord Byron Townhomes	Townhouse	144	170,969	1,187
	Lorelei House	Garden	78	65,870	844
	Maple Gardens	Garden	181	163,840	905
	Marlborough Manor	Garden	56	49,582	885
	Maureen Manor	Highrise	91	64,918	713
	Meadowside Estates	Garden	148	104,036	703
	Meadowview Manor	Garden	348	284,490	818
	Monterey Pointe	Garden	104	83,548	803
	Morningside	Garden	220	165,562	753
	Northridge Estates	Garden	180	103,270	574
	Oak Tower	Highrise	70	51,852	741
	Parkside Towers	Highrise	179	162,049	905
	Parkview Estates	Townhouse	104	88,432	850
	Peace Grove	Garden	40	32,000	800
	Pembroke Estates	Garden	198	198,360	1,002
	Pinetree Village	Garden	142	106,740	752
	Pointe West Townhouses	Townhouse	69	72,810	1,055
	Primrose Lane Apartment	Garden	153	151,310	989
	Prominence Place	Highrise	91	73,310	806
	Redwood Court	Garden	116	107,680	928
	Riverview Manor	Garden	81	62,092	767
	Royal Alexandra Place	Highrise	44	35,971	818
	Royal Heights	Highrise	74	41,550	561
	Sandstone Pointe	Garden	81	83,800	1,035
	Sir William Place	Garden	220	126,940	577

City/Province	Property Name	Building Type	Number of Units	Net Rentable Square Footage	Average Unit Size
Edmonton, AB					
	Solano House	Highrise	91	79,325	872
	Southgate Tower	Highrise	170	153,385	902
	Summerlea Place	Garden	39	43,297	1,110
	Suncourt Place	Garden	62	55,144	889
	Tamarack East and West	Townhouse	132	212,486	1,610
	Terrace Gardens	Garden	114	101,980	895
	Terrace Towers	Highrise	84	66,000	786
	The Palisades	Highrise	94	77,200	821
	The Westmount	Highrise	133	124,825	939
	Tower Hill Apartments	Highrise	82	46,360	565
	Tower on the Hill	Highrise	100	85,008	850
	Valley Ridge Tower	Highrise	49	30,546	623
	Victorian Arms	Garden	96	91,524	953
	Viking Arms	Highrise	240	257,410	1,073
	Village Acres	Garden	186	156,464	841
	Village Plaza	Townhouse	68	65,280	960
	Warwick Apartments	Garden	60	49,092	818
	West Edmonton Court	Garden	82	73,209	893
	Westborough Court	Garden	60	50,250	838
	Westbrook Estates	Garden	172	148,616	864
	Westmoreland Apartments	Garden	56	45,865	819
	Westpark Ridge	Garden	102	99,280	973
	Westridge Estates B	Garden	91	56,950	626
	Westridge Estates C	Garden	90	56,950	633
	Westridge Manor	Townhouse	64	69,038	1,079
	Westwinds of Summerlea	Garden	48	53,872	1,122
	Willow Glen Apartments	Garden	88	71,800	816
	Willowdale	Townhouse	41	43,380	1,058
	Wimbledon	Highrise	165	117,216	710
			10,679	9,251,774	866
Fort McMurray, AB					
	Birchwood Manor	Garden	24	18,120	755
	Chanteclair	Garden	79	68,138	863
	Edelweiss Terrace Apts	Garden	32	27,226	851
	Heatherton	Garden	23	16,750	728
	Hillside Manor	Garden	30	21,248	708
	Mallard Arms	Garden	36	30,497	847
	McMurray Manor	Garden	44	30,350	690
	The Granada	Garden	44	35,775	813
	The Valencia	Garden	40	33,850	846
			352	281,954	801
London. ON					
	Abbey Estates	Townhouse	53	59,794	1,128
	Castlegrove Estates	Highrise	144	126,420	878
	Forest City Estates	Highrise	272	221,000	813
	Heritage Square	Garden/Highrise	359	270,828	754
	Landmark Tower	Highrise	213	173,400	814
	Maple Ridge On The Parc	Highrise	257	247,166	962
	Meadow Crest Apts	Garden	162	110,835	684
	Noel Meadows	Garden	105	72,600	691
	Ridgewood Estates	Townhouse	29	31,020	1,070
	Sanford Apts	Highrise	96	77,594	808
	The Bristol	Highrise	138	109,059	790
	Topping Lane Towers	Highrise	189	177,880	941
	Westmount Ridge	Highrise	179	131,700	736
			2,196	1,809,296	824

City/ Province	Property Name	Building Type	Number of Units	Net Rentable Square Footage	Average Unit Size
Red Deer, AB					
	Canyon Pointe Apartments	Garden	163	114,039	700
	Inglewood Terrace	Garden	68	42,407	624
	Riverbend Village Apartments	Garden	150	114,750	765
	Rivercrest Manor	Highrise	120	102,225	852
	Saratoga	Highrise	48	53,762	1,120
	Taylor Heights Apartments	Garden	140	103,512	739
	Watson	Highrise	50	43,988	880
	Westridge Estates	Townhouse	112	113,664	1,015
			851	688,347	809
Regina, SK					
	Ashok Portfolio	Garden	164	95,000	579
	Boardwalk Estates	Garden	687	467,696	681
	Boardwalk Manor	Garden	72	60,360	838
	Centennial South	Townhouse	170	129,080	759
	Centennial West	Garden	60	46,032	767
	Eastside Estates	Townhouse	150	167,550	1,117
	Evergreen Estates	Garden	150	125,660	838
	Grace Manor	Townhouse	72	69,120	960
	Greenbriar Apts	Garden	72	57,600	800
	Lockwood Arms	Garden	96	69,000	719
	Pines of Normanview	Townhouse	133	115,973	872
	Qu'appelle Village I & II	Garden	154	133,200	865
	Qu'appelle Village III	Garden	180	144,160	801
	Southpointe Plaza	Highrise	140	117,560	840
	Wascanna Park Estates	Townhouse	320	307,200	960
			2,620	2,105,191	804
Saskatoon. SK					
	Carleton Towers	Highrise	158	155,138	982
	Chancellor Gate	Garden	138	126,396	916
	Deborah Apartments	Garden	12	10,005	834
	Dorchester Towers	Highrise	52	48,608	935
	Heritage Pointe Estates	Townhouse	104	99,840	960
	Lawson Village	Garden	96	75,441	786
	Meadow Parc Estates	Townhouse	200	192,000	960
	Palace Gate	Garden	206	142,525	692
	Penthouse Apartments	Highrise	82	61,550	751
	Regal Tower 1 & 2	Highrise	161	122,384	760
	Sierra Apartments	Garden	24	21,710	905
	St. Charles Place	Garden	156	123,000	788
	St. James Place	Garden	140	105,750	755
	Stonebridge Apartments	Garden	162	131,864	814
	Stonebridge Townhomes I & II	Townhouse	100	135,486	1,355
	Westhaven Place	Garden	179	128,700	719
	Wildwood Ways B	Garden	54	43,961	814
			2,024	1,724,358	852

City/ Province	Property Name	Building Type	Number of Units	Net Rentable Square Footage	Average Unit Size
Windsor, ON					
	Anchorage Apartments	Highrise	135	110,245	817
	Askin Tower	Highrise	60	39,675	661
	Buckingham Towers	Highrise	34	30,805	906
	Caron Towers	Highrise	47	36,947	786
	Empress	Garden	40	28,250	706
	Frances Tower Apartments	Highrise	53	43,906	828
	Glenwood Apartments	Highrise	33	25,619	776
	Janisse Tower	Highrise	75	45,000	600
	Karita Tower	Highrise	41	28,950	706
	Lauzon Towers	Highrise	178	137,784	774
	Marine Court	Highrise	68	49,206	724
	Randal Court	Garden	47	38,775	825
	Regency Colonade	Highrise	133	113,205	851
	Riverdale Manor	Townhouse	97	77,850	803
	Rivershore Tower Apts	Highrise	96	63,300	659
	Sandilands Tower	Highrise	47	38,775	825
	Sanwich Tower	Highrise	66	40,650	616
	Seaway Tower	Highrise	152	112,037	737
	Sun Crest Tower	Highrise	58	43,100	743
	Sun Ray Manor	Highrise	41	29,950	730
	University Towers	Highrise	50	36,100	722
			1,551	1,170,129	754
Other					
	Boardwalk Park Estates 2 (Grande Prairie, AB)	Townhouse	32	30,210	944
	Kings Tower (Kitchener, ON)	Highrise	226	171,100	757
	Northwoods Manor (Banff, AB)	Garden	76	53,340	702
	Parkview Portfolio (Grande Prairie, AB)	Garden	369	306,850	832
	Tower Lane I & II (Airdrie, AB)	Garden	163	130,920	803
	Westheights Place (Kitchener, ON)	Highrise	103	91,920	892
			969	784,340	809
		Total	25,889	21,590,074	834

Strategy for Growth

Boardwalk's primary business objective is to create growth in Funds From Operations to maximize the long-term total return to its shareholders. The Corporation feels it can best achieve this goal by:

1. Maximizing customer satisfaction by providing an above-average level of service and product;

2. The strategic acquisition of selected multi-family residential properties throughout Canada;

3. The strategic sale of properties classified as held for resale and the reinvestment of these funds back into new and existing apartments;

4. The strategic maximization of Funds From Operations with the focus on enhancing property value;

5. The strategic management of capital; and

6. Potential joint venture structuring.

Maximizing Customer Satisfaction

Boardwalk feels the best way to increase long-term shareholder value is to provide its customers with an above average level of service and a high quality product and, in return, to receive a reasonable level of rent. Boardwalk offers its tenants 24 hour on call maintenance service as well as on-site managers, in addition to a 24 hour, 7 day a week toll free call centre. Boardwalk's properties are of high quality and, in most cases, recently renovated. During the twelve months ended December 31, 2001, Boardwalk spent approximately $53 million for renovations to its existing building portfolio. Boardwalk continues to review its existing portfolio and, where appropriate, reviews and budgets the required funds for selective value added upgrades. Boardwalk has also begun the process of developing strategic partnerships with key vendors designed to provide additional value added services to Boardwalk customers.

Strategic Acquisition of Selected Multi-Family Residential Units

Boardwalk seeks to expand its property portfolio by continuing to acquire multi-family residential properties within Canada. Boardwalk invests in properties which it believes provide the opportunity to apply the Corporation's project management, operating, leasing and financial expertise to obtain superior returns on investment. In addition, Boardwalk seeks to capitalize on economies of scale derived from its substantial presence in Western Canada, as well as a growing presence in Central Canada.

Boardwalk targets well located, multi-family properties offering a lower current yield where, with the implementation of the Corporation's operating, leasing and financing capabilities, the Corporation will enhance the long-term value of the selected property. Specifically, buildings are targeted with significant vacant space or well below existing market rents. Boardwalk's acquisition strategy is driven by return considerations and opportunities to acquire properties at a substantial discount to replacement cost.

During the twelve months ended December 31, 2001, the Corporation acquired a total of 1,362 residential property units. These acquisitions were numerous and helped increase the Corporation's overall portfolio diversification, thus lowering its overall exposure to economic risk. Through these and prior acquisitions, Boardwalk has established a significant presence in twelve major cities across Canada.

Strategic Sale of Properties Classified as Held for Resale and Reinvestment of these Funds Back into New and Existing Properties

An integral part of the Corporation's operations consists of the sale of selective properties. In order to maximize Funds From Operations, the Corporation continuously seeks to dispose of properties classified as "mature", because it is Boardwalk's view that these properties present limited opportunity for additional capital appreciation in comparison to other investment opportunities in properties which have higher vacancy rates or the opportunity to increase value through renovations. Once a property has reached the mature stage and is targeted for sale, it may be sold either on a condominium basis, where individual units are sold, or as "bulk sales", where an entire project is sold. The proceeds which are generated from these sales are then reinvested into selected properties which demonstrate superior value appreciation potential.

The Strategic Maximization of Cash Flow From Operations with a Focus on Increasing Property Value

The Corporation continues to maximize Funds From Operations from its existing properties through effective leasing and property management and by strictly controlling operating expenses and capital expenditures. This combination of factors has resulted in lower vacancy levels and the maximization of effective rental rates as expiring leases are renewed or new leases are signed. Average occupancy for the year ended

December, 2001 of the Corporation's existing rentable properties was 4.93%. Boardwalk's strategic innovations are designed to maximize cash flow and include portfolio-wide centralization of purchasing of materials and services to take advantage of economies of scale as well as a retail specialization leasing program.

Boardwalk's Existing Rentable Properties by City

	2001					2000			
	Q1 2001	Q2 2001	Q2 2001	Q4 2001	TOTAL	Q1 2000	Q2 2000	Q3 2000	TOTAL
Calgary	5.23%	4.58%	3.65%	3.36%	4.37%	4.85%	4.55%	6.55%	4.96%
Edmonton	3.94%	5.20%	5.00%	4.02%	4.44%	4.70%	2.18%	4.09%	3.53%
Kitchener	2.74%	2.63%	2.63%	2.13%	2.56%	3.56%	3.15%	2.44%	3.22%
London	9.33%	7.85%	4.87%	4.20%	6.88%	15.83%	12.03%	10.35%	13.42%
Other	3.54%	5.59%	4.75%	5.71%	4.79%	4.63%	2.46%	4.68%	3.70%
Regina	6.09%	9.26%	4.56%	3.10%	6.00%	10.16%	3.83%	4.66%	6.66%
Saskatoon	5.02%	11.48%	5.40%	3.67%	6.36%	4.23%	0.98%	3.63%	2.73%
Windsor	4.02%	5.01%	4.36%	4.17%	4.43%	7.97%	4.26%	3.93%	5.79%
Grand Total	4.85%	6.17%	4.63%	3.89%	4.93%	6.31%	3.63%	5.05%	4.98%

The Corporation strives to acquire, develop or retain assets in those markets that demonstrate positive economic prospects. Boardwalk continues to focus on markets that are typified by strong economic outlook and relatively low vacancy rates.

In the multi-family residential sector, the markets in which Boardwalk operates have experienced little new construction in recent years. With continued aggressive leasing efforts and a diversified portfolio, management believes the Corporation is well positioned to expand from its base in Western Canada to other Canadian regions in the future. A significant portion of the Corporation's rentable portfolio is in strong economic areas such as Calgary and is complemented by properties in other improving economic sectors such as Regina, Saskatoon, London and Windsor. The Corporation has a significant presence in the Edmonton marketplace, which continues to show strong signs of economic improvement through the influx of capital and the attention focused on natural resources and petrochemical sectors. Spending on capital projects in the Edmonton service area are also scheduled to continue to increase in upcoming years. These positive developments bode well for the Edmonton economy and, as a result, the Corporation views this market as providing long-term strategic opportunities.

The Strategic Managing of Capital

Boardwalk believes that in order to maximize Funds From Operations, the Corporation's operating strategy must be complemented by a capital strategy designed to maximize return on shareholders' equity. The Corporation's objective is to ensure in advance that there are ample capital resources to allow the Corporation to exploit opportunities quickly, rather than securing funding for each specific investment on a case-by-case basis. The Corporation believes that the greater certainty of execution which this approach provides gives it a competitive advantage in negotiations for acquisitions and developments. The Corporation's capital strategy is to:

1. establish a working capital and acquisition line of credit to ensure liquidity to fund growth;

2. employ an appropriate degree of leverage during the broad based recovery in the real estate industry; and

3. actively manage its exposure to interest rate volatility through the use of fixed long-term rate debt.

To facilitate acquisitions, the Corporation arranged a demand facility with a major financial institution in May of 1998. This credit facility is in the form of an operating and acquisition line up to a maximum of $100 million. Currently the Corporation has pledged assets sufficient to obtain an existing facility of $15 million. Security for this facility consists of a pledge of a pool of property assets. The facility carries 2 levels of interest ranging from prime plus 0.5% to prime plus 1.5% and has no fixed terms of repayment.

To assist in the managing of the Corporation's exposure to interest rate volatility, Boardwalk's management is constantly reviewing its existing mortgage debt portfolio. The purpose of this review is to ensure that Boardwalk has varying maturity dates for its debts so as to lower the Corporation's exposure to the interest rate fluctuations in any particular period. In addition, the Corporation is constantly monitoring existing market facilities in order to determine whether existing demand facilities should be converted to longer term fixed rate mortgages. In fiscal 2001, Boardwalk was successful in taking advantage of the current lower interest rate environment with respect to shorter terms. Due to the size and diversity of its existing debt portfolio, Boardwalk has elected to refinance maturing loans for terms of one to four years. These shorter term maturities balance well with the existing maturities and as such lower Boardwalk's overall interest rate risk during any one particular year.

Boardwalk's Debt Maturity Chart

Fiscal Year		Mortgage Balance Dec. 31, 2001 (MM)	Yearly Avg.
2002	$	153,067	5.70%
2003	$	127,055	5.96%
2004	$	99,515	5.86%
2005	$	49,263	7.04%
2006	$	56,349	6.33%
2007	$	36,397	6.35%
2008	$	238,758	6.16%
2009	$	164,110	6.08%
2010	$	63,014	6.89%
2011	$	76,409	6.26%
Subsequent	$	44,470	6.41%
Total	$	**1,108,406**	**6.15%**

Potential Joint Venture Partnership

As part of the Corporation's overall growth strategy, Boardwalk is reviewing the possibility of establishing joint venture partnerships with a select group of investors, whereby Boardwalk would manage the assets as well as have an equity interest in any opportunity.

Challenges and Risks

Real Estate Industry

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Boardwalk's properties are subject to mortgages, which require significant debt service payments. If the Corporation were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Boardwalk's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which the Company operates.

Financing

Upon the expiry of the term of the financing on any particular property owned by the Corporation, refinancing on a mortgage loan basis may not be available in the amounts required, or may be available only on terms less favourable than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, the Corporation has undertaken to obtain *National Housing Act* (NHA) Insurance on the vast majority of its outstanding mortgages. This insurance provides insurance to potential lenders to the extent that if Boardwalk is in default under its financing obligations, any such resulting loss would be funded from these insurance pools and as such allows Boardwalk to obtain a more favourable interest rate. The NHA insurance also allows the Corporation to increase the leverage of a loan to 85% of the respective market value as compared to the more conventional loan of 75% loan to value. In addition, the Corporation uses fixed rate mortgages with varying terms to spread out the maturity risk over a number of years. Despite this, the Corporation relies on lenders to refinance long-term property mortgages as they come due.

As of December 31, 2001, Boardwalk has outstanding floating rate debt of $3.9 million secured against one specific building and the remaining portion of its existing debt is secured against individual buildings at a fixed rate. Boardwalk does have access to an unused operating and acquisition demand facility in the amount of $15 million, which, when drawn, floats at rates of prime +.05% to prime +1.5% depending on the classification. This facility is undrawn on December 31, 2001.

Multi Family Residential Sector

Boardwalk's income producing properties generate income through rent payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to Boardwalk than the existing lease. To mitigate this risk, the Corporation does not have any one or small group of significant tenants. Each operating lease signed is for a period of twelve months or less. The Corporation is dependent on leasing markets to ensure vacant residential space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Boardwalk's properties as a result of downward pressure on rents.

Environmental Matters

As an owner and manager of real property, Boardwalk is subject to various Canadian federal, provincial, and municipal laws relating to environmental matters. These laws could saddle Boardwalk with liability for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Boardwalk's ability to sell its real estate, or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Boardwalk. Boardwalk is not aware of any material non-compliance with environmental laws at any of its properties. The Corporation is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Boardwalk has formal policies and procedures to review and monitor environmental exposure. The Corporation has made, and will continue to make, the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on Boardwalk's business, financial condition or results of operation.

Ground Lease Risk

Two of Boardwalk's properties, located in Calgary and Edmonton, are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to the Corporation. Under the terms of a typical ground lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. These leases are set to expire in 2065 and 2096, respectively. An event of default by Boardwalk under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

Competition

Each segment of the real estate business is competitive. Numerous other residential developers and apartment owners, compete in seeking tenants. Although it is Boardwalk's strategy to own multifamily properties in premier locations in each market in which it operates, some of the apartments of Boardwalk's competitors may be newer, better located or better capitalized. The existence of alternative housing could have a material adverse effect on Boardwalk's ability to lease space in its properties and on the rents charged or concessions granted, and could adversely affect Boardwalk's revenues and its ability to meet its obligations.

General Uninsured Losses

Boardwalk carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Boardwalk currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Boardwalk could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Dividends

The declaration and payment of dividends on Boardwalk's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend. Dividends are paid annually.

Strategic Acquisition

Subsequent to year-end the corporation entered into two separate agreements to acquire a total of 3,160 units. The first transaction was the acquisition of a single building in London, Ontario consisting of 60 units and adding an additional 58,000 net rentable square feet to the Boardwalk Portfolio. The purchase price for this building was $2.8 million and was funded with cash.

The second transaction, which closed May 1, 2002, was the acquisition of 3,100 units in the city of Montreal for a purchase price of $180.2 million. The acquisition was financed through cash of $70.2 million and the assumption of $110 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%. The Corporation anticipates recording additional costs of approximately $15.0 million to reflect the fair value and subsequent refinancing of mortgages assumed on this transaction, bringing the total acquisition cost for accounting purposes to approximately $195.2 million.

Due to the significance of these acquisitions we have provided a revised property summary table.

By City

Core cities	Number of Units	% of Units	Net Rentable Square Footage	% of Square Footage	Average Unit Size
Calgary, AB	4,647	16%	3,774,685	15%	812
Edmonton, AB	10,679	37%	9,251,774	37%	866
Regina, SK	2,620	9%	2,105,191	9%	804
Saskatoon, SK	2,024	7%	1,724,358	7%	852
London, ON	2,256	8%	1,867,146	8%	834
Windsor, ON	1,551	5%	1,170,129	5%	754
Montreal QUE.	3,100	11%	3,074,902	12%	992
other-AB	1,843	6%	1,491,621	6%	809
other-ON	329	1%	263,020	1%	799
Total	29,049	100%	24,722,826	100%	851

MATERIAL CHANGE REPORT UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

ITEM 1: **Reporting Issuer:**

Boardwalk Equities Inc.
Suite 200, 1501 - 1st Street S.W.
Calgary, Alberta
T2R 0W1

ITEM 2: **Date of Material Change:**

May 6, 2002

ITEM 3: **News Release:**

A news release disclosing the nature and substance of the material change was issued on May 6, 2002 through the facilities of Canada Newswire.

ITEM 4: **Summary of Material Change:**

Boardwalk Equities Inc. announced that it purchased 3,100 multi-family rental units in Montreal, Quebec.

ITEM 5: **Full Description of Material Change:**

Boardwalk Equities Inc. announced that it closed on the purchase of 3,100 multi-family rental units located on Nuns' Island, which is located immediately south of Montreal, Quebec's downtown core. The effective closing date of the purchase was May 1, 2002. The properties will be managed by Structures Metropolitaines, a wholly-owned subsidiary of Boardwalk.

The acquisition cost of $180.2 million, including property transfer charges, was funded by a combination of cash on hand and available acquisition facilities together with the assumption of $109.6 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%. The purchase price equates to approximately $58,000 per unit and under $59 per net rentable square foot. The existing first mortgage financing on the properties totals $70.4 million with a term to maturity of 5.7 years and an interest rate of 10.25%. The existing second mortgage financing totals $39.2 million with a term to maturity of 5.7 years and an interest rate of 7.64%. The Company is currently reviewing various alternatives with respect to refinancing the existing debt on the project.

The portfolio consists of a total of 59 apartment buildings and 260 townhouse units, all clustered within an 80-acre land parcel on Nuns' Island. The portfolio includes high-rise, mid-rise and townhouse style rental buildings, with a total of 3.1 million rentable square feet, with an average unit size of approximately 1,000 square feet.

The acquisition of the properties was by way of an existing ground lease which expires in November 2064. There is a rent revision clause which commences on December 1, 2008 and is phased in on a property-by-property basis through to 2015, and is based on 75% of the land value in its current use. After that revision, the land rent will remain constant thereafter through to 2064. There are no participation clauses in the ground lease.

As a result of the acquisition, Boardwalk's portfolio has increased by 12% to 29,049 units from 25,949 units.

ITEM 6: **Reliance on Section 146(2) of the *Securities Act*:**

Not Applicable

ITEM 7: **Omitted Information:**

Not Applicable

ITEM 8: **Senior Officer:**

Mr. Roberto Geremia
Senior Vice-President and Chief Financial Officer
Boardwalk Equities Inc.
(403) 531-9255

ITEM 9: **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this Report.

Dated at Calgary, Alberta this 16th day of May, 2002.

BOARDWALK EQUITIES INC.

Per: ______________________________

Senior Vice-President & Chief Financial Officer





Q1

BOARDWALK

FIRST QUARTER REPORT 2002



boardwalkvalue






Portfolio Breakdown by City
Windsor, ON 5.4%
Edmonton, AB 36.6%
Calgary, AB 16.1%
Montreal, QC 10.7%
Regina, SK 9.1%
London, ON 7.8%
Other* 7.5%
Saskatoon, SK 6.9%


Rental Revenue Growth
$800
$750
$700
$650
$600
$550
March 2002
3 months
March 2002

letter to shareholders

We are pleased to report strong financial results for the first quarter of 2002, with our Funds From Operations ("FFO") per share from rental operations growing by 31.8% over the first quarter of 2001.

Our core rental operations continued to show improving results in the first quarter of the year. The fundamentals for the multi-family rental sector in Canada remain attractive with very limited new supply and record low vacancy rates. Boardwalk's portfolio is concentrated in markets that continue to have very strong economic indicators. We believe these factors, combined with our recently announced portfolio acquisition in Montreal, will enable us to generate strong internal and external growth in the current year.

Financial and operating highlights of the first quarter of 2002 include

- Rental revenues of $54.8 million, an increase of 9.6% compared to $50.0 million for the three-month period ended March 31, 2001.
- Net Operating Income ("NOI") of $36.6 million, representing a 13.2% increase from $32.4 million in the same period last year.
- FFO of $14.3 million, a decline of 23.0% compared to $18.5 million for the three-month period ended March 31, 2001. FFO excluding gains of $14.3 million, an increase of 29.2% compared to $11.0 million for the three-month period ended March 31, 2001.
- FFO per share of $0.29 on a diluted basis, compared to $0.37 for the three-month period ended March 31, 2001. FFO per share from rental operations, which excludes gains on sales, of $0.29 on a diluted basis, up 31.8% compared to $0.22 for the three-month period ended March 31, 2001.
- The average vacancy rate across the Company's portfolio for the first quarter of 2002 was 4.8%, down slightly from 4.9% in the first quarter of last year.
- Average monthly rent realized in the first quarter of 2002 was $696 per unit, up $46, or 7.1%, from $650 per unit for the same period last year.
- Our stabilized properties (defined as properties owned for more than 24 months) continued to demonstrate strong "same-property" performance with rental revenue growth of 7.8% and NOI growth of 8.0% in the first quarter versus the same period last year.

Major portfolio purchase in montreal

Subsequent to quarter-end, the Company closed on the acquisition of 3,100 units located on Nuns' Island, located immediately south of downtown Montreal, Quebec. The acquisition represented Boardwalk's initial entry into the Montreal market and closed effective May 1, 2002.

The acquisition cost of $180.2 million, including property transfer charges, was funded by a combination of cash on hand and available acquisition facilities together with the assumption of $110 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%. The purchase price equates to approximately $58,000 per unit and under $59 per net rentable square foot.



Apartment Vacancy Rate – Montreal
8.0%
6.0%
4.0%
2.0%
0
Oct 97
Oct 98
Oct 99
Oct 00
Oct 01
Source: CMHC



Canadian Apartment Universe
Major Markets
Edmonton AB 6%
Calgary AB 4%
Winnipeg MB 5%
Vancouver BC 9%
Toronto ON 26%
Halifax NS 3%
Montreal PQ 41%
Ottawa ON 5%
Regina SK 1%
Source: Moody's Assessment of Canadian Property Markets, May 2001

The acquisition of the properties was by way of an existing ground lease which expires in 2064. The portfolio consists of a total of 59 apartment buildings and 260 townhouse units, all clustered within an 80-acre land parcel on Nuns' Island. The portfolio includes high-rise, mid-rise and townhouse style rental buildings, with a total of 3.1 million rentable square feet, with an average unit size of approximately 1,000 square feet.

We had been investigating the Montreal market for the right opportunity over the past several years, and are very pleased to have been able to conclude the purchase of such a prime portfolio. Nuns' Island is a very attractive location and is literally minutes away from Montreal's downtown core. Nuns' Island is noted for its natural setting and amenities, including parks and bike trails, and is an extremely popular location for people attracted to the lifestyle aspects of living on the island, yet still being in very close proximity to the downtown.

Montreal is the largest rental market in the country, with more than 460,000 rental units, and the city has experienced a significant decline in its vacancy rate during the past few years. The vacancy rate in the city has fallen to 0.6%, which is the second lowest in the country.

We anticipate that, based on the existing financing in place on the properties, the acquisition will add in excess of $0.14 to FFO per share on an annualized basis.

Summary and outlook

Boardwalk remains well positioned to show a strong improvement in results in the current year, driven by both internal and external growth. We continue to demonstrate strong same-property performance with our core markets continuing to be very robust. Our recently completed acquisition of the 3,100-unit portfolio on Nuns' Island just south of the downtown core in Montreal will also make a strong contribution to improved results.

We also continue to be optimistic of the Company's longer-term growth prospects. The recent completion of the portfolio purchase in Montreal represents our initial entry into the largest multi-family market in the country. We will look at continuing to identify opportunities to increase our presence in that market over time as part of our strategy of continuing to broaden and diversify our operations into a truly national platform.

We would like to thank you for your continued support and look forward to continuing to work towards building value for all our stakeholders.

Respectfully,

Sam Kolias
President and Chief Executive Officer

Mike Hough
Senior Vice President

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

management's discussion and analysis

The following should also be read in conjunction with the Management's Discussion and Analysis included in the Company's December 31, 2001, financial statements and the notes thereto.

REVIEW OF OPERATIONS

The first quarter of fiscal 2002 reported continued strong rental results. The Company reported FFO of $0.29, down from the $0.37 reported for the three months ended March 31, 2001. The decrease is the result of there being no comparative disposition of property in the first quarter of 2002. Eliminating the reported sale we note that overall FFO on a pure rental basis increased 31% to $0.29 from the $0.22 reported in the prior period. The increase in rental FFO is largely attributable to both increasing rental revenues and the gas rebate received from ATCO Gas relating to the sale of its Viking-Kinsella producing assets in Northern Alberta.

Boardwalk continues to have a diversified portfolio located in 13 different cities, and as such does not rely heavily on one specific municipal location. The majority of Boardwalk's units are located in Alberta, a province whose economy continues to lead the nation in most economic categories.

Rental operations

(CDNS THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	3 months ended March 31, 2002	3 months ended March 31, 2001	Change
	(UNAUDITED)	(UNAUDITED)	
Rental revenue	$ 54,762	$ 49,970	10%
Expenses			
Operating expenses	$ 5,869	$ 5,967	(2%)
Utilities	10,296	10,092	2%
Utilities rebate	(3,236)	(3,265)	(1%)
Property taxes	5,206	4,810	(8%)
	$ 18,135	$ 17,604	(3%)
Average rent per month	$ 696	$ 650	7%
Occupied rental levels	$ 731		
Estimated market rent levels	$ 751		
Estimated loss-to-lease (annualized)	$ 5,673		

Rental revenues

Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as revenue generated from interest on invested cash. The amount reported as interest income represents less than 1% of total rental revenue and as such, has not been reported separately. All amounts reported on a per unit basis exclude interest income.

Overall, Boardwalk's rental revenues have increased by 10% for the three months ended March 31, 2002, versus the comparative periods. The increase is mainly the result of internal growth augmented with continued external growth through acquisitions.

Boardwalk's estimated reported loss-to-lease, representing the difference between the estimated market rents and those occupied rents at March 31, 2002, totalled $5.7 million on an annualized basis. Over the past few quarters the Corporation has been closing the gap between its existing rental and those reported market rents. The reader is cautioned that market rents can be very seasonal and as such will vary by quarter. The significance of this change could materially impact the amount above reported as "estimated loss-to-lease". The significance of this estimate is that it can be an indicator of future rental performance assuming consistent economic conditions.

Portfolio occupancy performance

In the first quarter of fiscal 2002, the Company vacancy rate declined slightly to 4.79% as compared to 4.85% for the three months ended March 31, 2001. Although on a city-by-city basis the vacancy rates are fairly consistent there was a noted decrease in the

London vacancy rate mainly the result of the continued stabilization of this portfolio. The increase in the vacancy rate in Other Alberta is the result of increased turnover in these projects.

	Vacancy rates					
	Q1 2002	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Total
Calgary	6.20%	5.23%	4.58%	3.65%	3.36%	4.37%
Edmonton	3.47%	3.94%	5.20%	5.00%	4.02%	4.44%
Kitchener	2.84%	2.74%	2.63%	2.63%	2.13%	2.56%
London	4.79%	9.33%	7.85%	4.87%	4.20%	6.88%
Other Alberta	7.74%	3.54%	5.59%	4.75%	5.71%	4.79%
Regina	5.50%	6.09%	9.26%	4.56%	3.10%	6.00%
Saskatoon	5.14%	5.02%	11.48%	5.40%	3.67%	6.36%
Windsor	5.05%	4.02%	5.01%	4.36%	4.17%	4.43%
Grand total	4.79%	4.85%	6.17%	4.63%	3.89%	4.93%

Expenses

Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses have increased by 3% as compared to those reported in the comparative period. The increase was mainly the result of increased property taxes and utilities somewhat offset by a decrease in repairs and maintenance.

Viking-Kinsella rebate

As of March 2, 2002, ATCO Gas, the transporters of all natural gas in Alberta, distributed a non-recurring rebate to its Northern Alberta customers. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ. The comparative period reported rebate relates to Alberta provincial gas and electrical rebates that expired on April 30, 2001, and December 31, 2001, respectively.

Same-property results

Boardwalk continued to show solid improvement in its stabilized properties (defined as properties owned for more than 24 months). A total of 24,216 units were classified as stabilized at March 31, 2002, representing 93% of Boardwalk's total portfolio. The following compares the "same-property" results for the three months ended March 31, 2002, to the comparable period in the 2001 fiscal period.

		Rental expenses				
3 MONTHS ENDED MARCH 31, 2002	Rental revenues	Utilities	Other	Total	NOI	% of stabilized NOI
Edmonton	10.2%	27.6%	(6.2%)	5.2%	12.20%	45%
Calgary	8.2%	128.2%	0.6%	44.7%	(2.30%)	25%
Other Alberta	(1.1%)	54.4%	(7.6%)	7.7%	(3.80%)	7%
Ontario	7.6%	(24.2%)	5.4%	(9.1%)	29.10%	11%
Saskatchewan	4.8%	(1.0%)	2.1%	0.9%	7.80%	12%
Total stabilized	7.8%	20.7%	(1.2%)	7.3%	8.04%	100%

Boardwalk's stabilized portfolio continues to report strong results, with "same property" revenue growth of 7% and 8% NOI growth. Edmonton's stabilized portfolio continued to demonstrate strength, the result of a maturing portfolio and strong market fundamentals, while the significant increase in Calgary's rental expenses were the result of the high contracted gas prices reported during this period. This above-market natural gas contract expired on April 30, 2002. Unlike Boardwalk's stabilized Edmonton portfolio, Calgary did not receive a portion of the refund from the sale of the Viking-Kinsella producing assets.

Administration

Boardwalk's administrative expenses increased by approximately $500,000 or 13%. The increase was the combined result of an increasing real estate portfolio wage inflation and the initiation of the executive compensation plan which, effective January 1, 2002, consisted of a cash component. As well, Boardwalk is currently experiencing an increase in administrative wages. These factors are expected to result in some upward pressure on administrative expenses in the upcoming quarters.

Financing costs

Overall, financing costs have increased 4% to $17.3 million from $16.7 million for the comparable three-month period ended March 31, 2001. The increase is the result of an increased level of leverage for the Company as a whole, offset somewhat by lower market interest rates.

Amortization

Overall, amortization reported for the three-month period has decreased slightly from the comparative period. The decrease is mainly the result of an adjustment to the estimates of the existing non building assets. The change in estimate was treated prospectively.

Financial position and liquidity

Total assets at March 31, 2001, were $1.52 billion as compared to $1.49 billion at December 31, 2001. During the current quarter the Corporation increased its cash reserves by an additional $30 million through the combined effects of operational cash flow, increasing the leverage on maturing mortgages and the release of specific mortgage holdbacks. These cash reserves were being accumulated to assist in the closing of the announced property acquisitions which closed at the end of April 2002. More detail on this will be provided on this transaction in the Subsequent Events section of the MD&A.

Acquisition and disposition activity

During the first quarter of fiscal 2002, the Corporation acquired for cash one 60-unit complex for a purchase price of $2.8 million, or $47,000 per unit. There were no dispositions of properties during the current period.

Liquidity and capital resources

The Company's financial position continues to be strong. With the overall mortgage level reported at 82% of depreciated book value and with the portfolio more than 95% CMHC insured, we have the ability to obtain additional capital through leverage. The Company also has cash and available credit facilities in excess of $65 million as at March 31, 2002, with additional mortgage capital released subsequent to the end of the quarter to increase the overall liquidity to approximately $75 million. The weighted average interest rate on the Company's mortgages was 6.04% as at March 31, 2002. For the current period Boardwalk's interest coverage ratio was 1.86 times. This compares to the coverage ratio of 1.71, excluding gains on property sales for the three months ended March 31, 2001. The increase is the combined result of overall increased internal performance and a lower overall weighted average interest rate.

Mortgage schedule

(CDNS THOUSANDS)

Maturity year	Balance March 31, 2002	Interest rate	% of total
2002	$ 102,434	5.15%	9.02%
2003	133,968	5.88%	11.80%
2004	98,967	5.86%	8.71%
2005	68,722	6.36%	6.05%
2006	81,036	5.97%	7.14%
2007	69,134	5.96%	6.06%
2008	236,252	6.16%	20.77%
2009	163,320	6.09%	14.33%
2010	62,736	6.89%	5.53%
2011	76,049	6.23%	6.70%
2012	11,393	6.34%	1.00%
Subsequent	33,374	6.44%	2.89%
Grand total	$ 1,137,385	6.04%	100.00%

Normal course issuer bid

Under the Company's normal course issuer bid, Boardwalk bought back a total of 91,800 common shares in the first quarter of 2002 at an average price of $11.85. The issuer bid expired in March 2002, and it is the intention of management to renew this bid if it feels that the Corporation's stock is trading significantly below its net asset value.

Commitments

Boardwalk has taken a proactive approach to the management of its utility price risk. The Company has entered into several financial and physical settlement (five in total) fixed-price supply contracts for natural gas. These contracts fix the price of natural gas for 75% of the Company's forecasted requirements in Alberta. Three financial settlement contracts were entered into for October, November and December of 2002, respectively, for 75% of the Company's forecasted requirements in Alberta. The remaining two contracts are for physical settlement, and each represents 37.5% of the Company's forecasted Alberta requirements. The first of these contracts runs from January 1, 2003, to September 30, 2003, and the second contract runs from January 1, 2003, to September 30, 2004. In aggregate these contracts provide the commodity at $5.43/GJ. The remaining 25% supply will float at spot prices.

The Corporation has an existing supply arrangement with a natural gas retailer to supply the Corporation with 80% of its natural gas requirements in Alberta for the 12-month period ending April 30, 2002. The agreement provides that the gas utility company supplies the commodity at $7.90 per gigajoule.

The Corporation has long-term supply arrangements with two utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all properties under contract for the upcoming years based on an approximation of the current year's demand levels.

SUBSEQUENT EVENTS

Property acquisitions

Subsequent to March 31, 2002, the Corporation has acquired 3,100 units in the city of Montreal for a purchase price of $180.2 million. The acquisition was financed through cash of $70.2 million and the assumption of $110 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%.

Property dispositions

Subsequent to March 31, 2002, the Corporation sold a total of 121 units to unrelated parties for an aggregate purchase price of $7.9 million. These transactions will result in a $1.0 million pre-tax gain.

Financial outlook

The first quarter of fiscal 2002 has started out on a very positive note. With the receipt of the Viking gas refund the Corporation was able to offset the above average gas costs it was incurring on its previous gas contract. Rental operations continue to improve as rents continue to increase. The subsequent acquisition of the Montreal portfolio is an accretive acquisition and will have a positive impact on the operating results of 2002.

Market guidance

With the positive events that have occurred in and subsequent to the first quarter we are revising our market guidance upward. Management anticipates FFO, excluding gains, for fiscal 2002 in the range of $1.20 to $1.23 per share. In addition we anticipate an additional $0.02 FFO per share on the sale of properties increasing the total FFO range to $1.22 to $1.25 per share.

Forward-looking statements

This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements or performance described in this release may be different from those currently anticipated by the Company.

Respectfully,



Roberto A. Geremia
Senior Vice President, Finance, and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at	March 31, 2002	December 31, 2001
	(UNAUDITED)	(AUDITED)
Assets		
Revenue producing properties	$ 1,382,727	$ 1,381,541
Properties held for resale	6,763	6,630
Mortgages and accounts receivable	15,228	22,325
Other assets	15,152	14,423
Deferred financing costs	34,484	32,957
Technology	5,599	5,743
Cash and short-term investments	55,750	25,672
	$ 1,515,703	$ 1,489,291
Liabilities		
Mortgages payable	$ 1,137,385	$ 1,108,406
Accounts payable and accrued liabilities	16,094	19,525
Refundable security deposits and other	10,610	10,418
Capital lease obligations	6,905	7,203
Future income taxes (NOTE 5)	60,200	58,755
	$ 1,231,194	$ 1,204,307
Shareholders' equity		
Share capital (NOTE 2)	$ 258,853	$ 258,202
Retained earnings	25,656	26,782
	$ 284,509	$ 284,984
	$ 1,515,703	$ 1,489,291

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias
Director

David V. Richard
Director

CONSOLIDATED STATEMENTS OF EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 Months ended March 31, 2002	3 Months ended March 31, 2001
	(UNAUDITED)	(UNAUDITED)
Revenue		
Rental income	$ 54,762	$ 49,970
Sales – properties held for resale	–	18,009
	$ 54,762	$ 67,979
Expenses		
Revenue-producing properties:		
Operating expenses	$ 5,869	$ 5,967
Utilities	10,296	10,092
Utility rebate (NOTE 7)	(3,236)	(3,265)
Property taxes	5,206	4,810
Cost of sales – properties held for resale	–	10,525
Administration	4,389	3,883
Financing costs	17,316	16,687
Amortization	10,906	12,454
	$ 50,746	$ 61,153
Operating earnings before income taxes	$ 4,016	6,826
Large corporations taxes	661	754
Income taxes (NOTE 5)	1,421	1,194
Net earnings for the period	$ 1,934	$ 4,878
Net earnings per share (NOTE 3)		
Basic	$ 0.04	$ 0.10
Diluted	$ 0.04	$ 0.10

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(CDN$ THOUSANDS)

	3 Months ended March 31, 2002	3 Months ended March 31, 2001
	(UNAUDITED)	(UNAUDITED)
Retained earnings, beginning of period	$ 26,782	$ 47,788
Net earnings	1,934	4,878
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(583)	(2)
Retained earnings, end of period	$ 25,656	$ 50,168

CONSOLIDATED STATEMENT OF CASH FLOWS

(CDNS THOUSANDS)

	3 Months ended March 31, 2002	3 Months ended March 31, 2001
	(UNAUDITED)	(UNAUDITED)
Cash obtained from (applied to):		
Operating activities		
Net earnings	$ 1,934	$ 4,878
Income taxes	1,421	1,194
Amortization	10,906	12,454
Funds from operations	$ 14,261	$ 18,526
Net change in operating working capital	$ 3,112	$ (6,815)
Net change in properties held for resale	(133)	9,694
Total operating cash flows	$ 17,240	$ 21,405
Financing activities		
Issue of common shares for cash (net of issue costs)	$ 1,112	$ 39
Stock repurchase program	(1,045)	(5)
Dividends paid	(2,477)	(2,496)
Financing of revenue producing properties	85,181	32,638
Repayment of debt on revenue producing properties	(58,202)	(24,754)
Deferred financing costs	(1,815)	(1,063)
	$ 22,754	$ 4,359
Investing activities		
Purchases of revenue producing properties (NOTE 4)	$ (2,826)	$ (6,738)
Project improvements to revenue producing properties	(6,536)	(15,763)
Technology	(554)	(5,533)
	$ (9,916)	$ (28,034)
Increase (decrease) in cash and cash equivalents balance during period	$ 30,078	$ (2,270)
Cash and cash equivalents, beginning of period	25,672	21,055
Cash and cash equivalents, end of period	$ 55,750	$ 18,785
Funds from operations per share		
Basic	$ 0.29	$ 0.37
Diluted	$ 0.29	$ 0.37
Taxes paid	$ 753	$ 609
Interest paid	$ 16,797	$ 16,393

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

notes to the consolidated financial statements

For the three months ended March 31, 2002

(TABULAR AMOUNTS IN CDNS THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the audited financial statements.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three months ended March 31, 2002, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002.

2. SHARE CAPITAL

(a) Issued

	March 31, 2002		December 31, 2001	
	Number	Amount	Number	Amount
Common shares outstanding (THOUSANDS)	49,427	$ 258,853	49,404	$ 258,202

(b) Stock options

The Corporation has a stock option plan that provides for the granting to directors, officers and associates of the Corporation options to purchase up to 10,643,636 (December 31, 2001 – 9,136,441) common shares. As at March 31, 2002, there are a total of 4,393,253 (December 31, 2001 – 3,647,834) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92 (December 31, 2001 – $9.11 to $22.92). These options expire up to March 14, 2012. All options are issued at market prices.

	March 31, 2002		December 31, 2001	
	3 months options	Weighted-average exercise price	12 months options	Weighted-average exercise price
Outstanding at beginning of period	3,647,834	$ 12.60	4,399,288	$ 12.37
Granted	886,922	12.08	205,000	10.48
Exercised	(106,900)	10.14	(371,157)	5.63
Forfeited	(34,603)	14.38	(585,297)	14.55
Outstanding at end of period	4,393,253	$ 12.53	3,647,834	$ 12.60

Options exercisable at period end

The following table summarized information about the options outstanding at March 31, 2002:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted-average remaining contract life (years)	Weighted-average exercise price	Number exerciseable	Weighted-average remaining contract life (years)	Weighted-average exercise price
$9.01 to $11.00	844,000	8.0	$ 9.48	783,000	8.0	$ 9.48
$11.01 to $13.00	2,474,722	6.7	$ 11.90	1,351,598	6.8	$ 11.73
$13.01 to $15.00	394,431	6.6	$ 13.98	243,015	6.4	$ 13.81
$15.01 to $17.00	391,400	5.8	$ 16.07	240,240	4.9	$ 16.10
$17.01 to $19.00	84,700	0.9	$ 17.93	80,450	0.9	$ 17.97
$19.01 to $21.00	128,000	0.9	$ 20.12	128,000	0.9	$ 20.12
$21.01 to $23.00	76,000	1.1	$ 22.53	57,000	1.1	$ 22.53
	4,393,253	6.5	$ 12.53	2,883,303	6.4	$ 12.42

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statement for share options granted to employees and directors. As now required by Canadian GAAP; the impact on compensation costs of using the fair value method, whereby compensation costs had been recorded in net earnings, must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

(CDNS THOUSANDS, EXCEPT PER SHARE AMOUNTS)	March 31, 2002
Compensation costs	$ 318
Net earnings	
As reported	$ 1,934
Pro forma	$ 1,616
Net earnings per common share	
Basic	
As reported	$ 0.04
Pro forma	$ 0.03
Diluted	
As reported	$ 0.04
Pro forma	$ 0.03

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.83%
Expected lives (years)	7-10
Expected volatility	42.64%
Dividend per share	$ 0.05

3. PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to earnings.

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)	3 months March 31, 2002	3 months March 31, 2001
Numerator		
Net earnings for the period	$ 1,934	$ 4,878
Funds from operations	$ 14,261	$ 18,526
Denominator		
Denominator for basic earnings per share – weighted average shares	49,370	49,908
Effect of dilutive securities		
Stock options	305	272
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	49,675	50,180
Basic earnings per share	$ 0.04	$ 0.10
Diluted earnings per share	$ 0.04	$ 0.10
Basic FFO per share	$ 0.29	$ 0.37
Diluted FFO per share	$ 0.29	$ 0.37

4. PURCHASES OF REVENUE PRODUCING PROPERTIES

	3 months March 31, 2002	3 months March 31, 2001
Cash	$ 2,826	$ 6,738
Debt assumed	–	14,047
Shares issued	–	7,116
Total purchase price	$ 2,826	$ 27,901
Number of units	60	711

5. FUTURE INCOME TAXES

The recovery of income taxes is computed as follows:

	3 months March 31, 2002	3 months March 31, 2001
Tax expense based on expected rate of 36% (2001 – 40%)	$ 1,421	$ 2,704
Non-taxable portion of capital gains and other	–	(1,510)
Income tax expense	$ 1,421	$ 1,194

The future income tax liability is calculated as follows:

As at	March 31, 2002	December 31, 2001
Tax assets related to operating losses	$ 54,304	$ 52,991
Tax liabilities related to differences in tax and book basis	(114,504)	(111,746)
Future income tax liability	$ (60,200)	$ (58,755)

6. COMMITMENTS

The Corporation has entered into several financial and physical settlement (five in total) fixed-price supply contracts for natural gas. These contracts fix the price of natural gas for 75% of the Corporation's requirements in Alberta. Three financial settlement contracts were entered into for October, November and December of 2002, respectively, for 75% of the Corporation's requirements in Alberta. The remaining two contracts are for physical settlement, and each represents 37.5% of the Corporation's Alberta requirements. The first of these contracts runs from January 1, 2003, to September 30, 2003, and the second contract runs from January 1, 2003, to September 30, 2004. In aggregate these contracts provide the commodity at $5.43/GJ. The remaining 25% supply will float at spot prices.

The Corporation has long-term supply arrangements with two utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all properties under contract for the upcoming years based on an approximation of the current year's demand levels.

7. UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

For the period ended March 31, 2001, the Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program in 2002.

8. SUBSEQUENT EVENTS

Property acquisitions

Subsequent to March 31, 2002, the Corporation has acquired 3,100 units in the city of Montreal for a purchase price of $180.2 million. The acquisition was financed through cash of $70.2 million and the assumption of $110 million of existing first and second mortgage financing with a weighted average interest rate of 9.32%. The Corporation anticipates recording additional costs of approximately $15.0 million to reflect the fair value and subsequent refinancing of mortgages assumed on this transaction, bringing the total acquisition cost for accounting purposes to approximately $195.2 million.

Property dispositions

Subsequent to March 31, 2002, the Corporation sold a total of 121 units to unrelated parties for an aggregate purchase price of $7.9 million. These transactions will result in a $1.0 million pre-tax gain.

corporateinformation

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R OW1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
141 Adelaide Street West
Suite 220
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

OFFICERS AND MANAGEMENT

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President, Corporate Development

John Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance, and Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President and Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Shaun Renneberg
Vice President, Capital Projects

Greg H. Rowland
Vice President, Financial Reporting

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R OW1

BANKERS

TD Canada Trust
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 – 2nd Street SW
Calgary, Alberta
T2P OS7

REGISTRAR AND TRANSFER AGENT

ComputershareTrust Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

STOCK EXCHANGES

The Toronto Stock Exchange
The New York Stock Exchange

INVESTOR AND SHAREHOLDER INFORMATION

Investor Relations
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: investor.bwalk.com
Email: investor@bwalk.com

Paul Moon
Director of Corporate Communications

Designed and produced by Sutton Javelin Corporate Communications, Calgary. Printed on recycled paper.

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 30, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Boardwalk Equities Inc.**

We confirm that the following material was sent by pre-paid mail on May 30, 2002, to the registered shareholders of common shares of the subject Corporation:

1. First Quarter Report 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Kari Begg
Assistant Account Manager
Client Services, Stock Transfer

cc: Boardwalk Equities Inc.
Attention: Rob Geremia

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	May 31, 2002
Date Prepared:	June 10, 2002
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding - Opening Balance				4,331,653
Options Granted: (Add)				
Date of Grant	Name	Expiry Date	Price	Number
None				
Subtotal				
Options Exercised: (Subtract)				
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	91,600
Subtotal				
Options Cancelled: (Subtract)				
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	6,000
Subtotal				
Closing Stock Option Plan Balance				4,234,053

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		49,470,881
Stock Options Exercised		91,600
Share Purchase Plan		
Warrants - No Warrants held in Calgary		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance		49,562,481

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Toronto, Ontario
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